UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-39407

Li Auto Inc.

(Registrant’s Name)

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Restricted Share Award

On May 5, 2021, the board of directors (the “Board”) of Li Auto Inc. (the “Company”) approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company’s 2021 Share Incentive Plan previously granted to Mr. Xiang Li on March 8, 2021 with the same amount of restricted Class B ordinary shares under the same plan (the “Award Shares”), all of which will immediately become vested upon grant on May 5, 2021. Mr. Xiang Li agrees, undertakes, and covenants not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are subject to certain performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Xiang Li is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Xiang Li also agrees, undertakes, and covenants not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Auto Inc.

By	:	/s/ Tie Li
Name	:	Tie Li
Title	:	Director and Chief Financial Officer

Date: May 5, 2021